Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended June 30, 2017
The financial information of Itaú CorpBanca as of and for the month ended June 30, 2017 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,003,319
Total Assets	28,958,631

Current accounts and demand deposits	4,355,763
Time deposits and savings accounts	9,957,387
Borrowings from financial institutions	2,073,996
Debt issued	6,391,368

Total Equity	3,457,961
Equity attributable to shareholders	3,232,620
Minority interest	225,341

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	566,406
Provisions for loan losses	(136,231)
Operating expenses	(354,345)
Operating income	75,830

Income from investments in other companies	1,141
Income before taxes	76,971
Income taxes	11,467
Income from continuing operations	88,438
Income from discontinued operations	-
Net income	88,438

Net income attributable to shareholders	89,021
Minority interest	(583)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer